December 8, 2025

VIA EDGAR

United States Securities and
Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Lifeway Foods, Inc. Registration Statement on Form S-3 File No. 333-291148 Acceleration Request

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lifeway Foods, Inc., hereby requests that the effectiveness of its Registration Statement on Form S-3, file No. 33-291148, be accelerated so that it will become effective at 9:00 a.m. (eastern time) on December 10, 2025, or as soon thereafter as practicable.

Very truly yours, LIFEWAY FOODS, INC.

/s/ Julie Smolyansky
Julie Smolyansky Chief Executive Officer